TOKYO AOYAMA AOKI LAW OFFICE

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FILE NO. 82-4837

[redacted]

04012110

January 8, 2004

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Promise Co., Ltd.
International Offering of Shares of Common Stock

Dear Sirs:

We are acting as legal counsels to Promise Co., Ltd. (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

October 23, 2003 — Brief Statement of Consolidated Accounts for the Interim Financial Period of the Year Ending March 31, 2004

News Release

1. July 18, 2003 — Notice on Basic Agreement on Transfer of Shares of Subsidiary
2. October 14, 2003 — Notice on Adjustments to the Forecasts of Interim Financial Statements for the Year Ending March 31, 2004

Report

1. July 7, 2003 — Report on Acquisition by the Company of its Own Shares (June 2003)
2. July 7, 2003 — Report on Acquisition by the Company of its Own Shares (June 2003 II)

3.	August 6, 2003	Report on Acquisition by the Company of its Own Shares (July 2003)
4.	September 4, 2003	Report on Acquisition by the Company of its Own Shares (August 2003)
5.	October 3, 2003	Report on Acquisition by the Company of its Own Shares (September 2003)
6.	November 5, 2003	Report on Acquisition by the Company of its Own Shares (October 2003)
7.	December 4, 2003	Report on Acquisition by the Company of its Own Shares (November 2003)

Yours truly,

Ken Takahashi

Encls.
cc: Promise Co., Ltd.
The Nomura Securities, Co., Ltd. (w/o Documents)

FILE NO. 82-4837

(Excerpt translation)

October 23, 2003

BRIEF STATEMENT OF CONSOLIDATED ACCOUNTS FOR THE INTERIM FINANCIAL PERIOD OF THE YEAR ENDING MARCH 31, 2004

Name of listed company:	Promise Co., Ltd.
Code number: (URL http://cyber.promise.co.jp/)	8574
Listing exchange:	Tokyo Stock Exchange
Location of head office:	Tokyo
Representative:	Hiroki Jinnai President and Representative Director
Inquiries to be directed to:	Yoshiyuki Tateishi Executive Officer and General Manager of Public Relations Department Tel. (03) 3287-1515
Date of meeting of the Board of Directors concerning the settlement of interim accounts:	October 23, 2003
Adoption of U.S. Generally Accepted Accounting Principles:	No

1. Business results for the interim financial period of the year ending March 31, 2004 (April 1, 2003 through September 30, 2003):

(1) Consolidated operating results

[In this statement, all figures are stated by disregarding any fraction of one million yen and in respect of those per share, any fraction of one-hundredth of one yen.]

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Year ended March 31, 2003
Net sales:	¥202,024 million ((-) 1.6%)	¥205,410 million (5.0%)	¥410,619 million
Operating income:	¥42,474 million ((-) 27.2%)	¥58,361 million ((-) 11.8%)	¥106,957 million
Ordinary income:	¥44,141 million ((-) 24.2%)	¥58,221 million ((-) 10.5%)	¥108,030 million
Net income:	¥26,743 million ((-) 18.0%)	¥32,610 million ((-) 11.7%)	¥60,716 million
Net income per share (basic):	¥219.94	¥259.84	¥483.61
Net income per share (diluted):	-	-	-

(Notes)

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Year ended March 31, 2003
1) Equity in earnings of associated companies:	¥8 million	(-) ¥453 million	(-) ¥36 million
2) Average number of shares issued and outstanding during the period (consolidated):	121,593,915 shares	125,498,106 shares	125,338,763 shares

3) Changes in accounting methods: Not applicable

4) The percentages in the items of net sales, operating income, ordinary income and net income indicate the rates of increase or decrease from the previous interim financial period.

(2) Consolidated financial condition

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Year ended March 31, 2003
Total assets:	¥1,777,110 million	¥1,860,492 million	¥1,855,352 million
Shareholders' Equity	¥625,105 million	¥601,065 million	¥618,109 million
Shareholders' Equity Ratio	35.2%	32.3%	33.3%
Shareholders' Equity Per Share	¥5,169.91	¥4,789.45	¥4,952.12

(Note)

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Year ended March 31, 2003
Number of shares issued and outstanding at the end of the period (consolidated):	120,912,176 shares	125,497,694 shares	124,796,732 shares

(3) State of consolidated cash flows

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Year ended March 31, 2003
Cash flows from operating activities:	¥29,346 million	(¥36,007 million)	¥9,168 million
Cash flows from investing activities:	¥69,319 million	¥569 million	(¥818 million)
Cash flows from financing activities:	(¥46,640 million)	¥16,330 million	(¥26,890 million)
Cash and cash equivalents at end of the period:	¥158,278 million	¥105,157 million	¥105,760 million

(Note)

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Year ended March 31, 2003
Increase in operating loans included in cash flows from operating activities:	¥850 million	(¥58,196 million)	(¥71,829 million)

(4) Matters related to the consolidation scope and the application of the equity method

Number of consolidated subsidiaries:	9 companies
Number of non-consolidated subsidiaries subject to the equity method:	None
Number of affiliated companies subject to the equity method:	1 company

(5) Changes in the consolidation scope and the application of the equity method

Consolidated subsidiaries (inclusion):	1 company
" (exclusion):	2 companies
Companies subject to equity method (inclusion):	None
" (exclusion):	None

2. Forecast for the year ending March 31, 2004 (April 1, 2003 through March 31, 2004):

	Whole year
Net sales:	¥393,392 million
Ordinary income:	¥83,374 million
Net income:	¥48,116 million

(For reference)

Forecast of net income per share for the year ending March 31, 2004
(whole year): ¥396.13

(Notes)

1. The forecast of net income per share for the year ending March 31, 2004 (whole year) is calculated based on the forecast of the average number of shares issued and outstanding for the year ending March 31, 2004 (whole year) of 121,253,046 shares.

2. The above forecast is made based on the information available to management at the time of publication hereof. Actual results may differ from these projections for a variety of reasons in the future.

- - - - -

(Translation omitted)

3. Consolidated Interim Financial Statements, etc.

(1) Consolidated Interim Balance Sheet

	As of September 30, 2002			As of September 30, 2003			As of March 31, 2003		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
(Assets)									
I. Current Assets:									
1. Cash on hand and in banks		67,664			74,169			63,848	
2. Notes and accounts receivable – trade		61,630			8,792			60,997	
3. Operating loans		1,599,804			1,559,517			1,614,523	
4. Short-term loans receivable		46,865			87,261			49,726	
5. Deferred tax assets		28,373			33,208			37,702	
6. Others		29,715			32,250			25,258	
Allowance for doubtful accounts		(97,686)			(124,640)			(114,550)	
Total Current Assets		1,736,367	93.3		1,670,558	94.0		1,737,505	93.6
II. Fixed Assets:									
1. Tangible fixed assets									
(1) Buildings and structures	30,094			29,263			30,038		
Accumulated depreciation amounts	13,145	16,949		14,036	15,227		13,859	16,178	
(2) Furniture and fixtures and transportation equipment	38,019			35,041			37,770		
Accumulated depreciation amounts	26,665	11,353		26,988	8,052		27,985	9,784	
(3) Land		13,075			12,905			13,044	
Total of tangible fixed assets		41,379	2.2		36,185	2.0		39,008	2.1
2. Intangible Fixed Assets									
(1) Consolidated adjustments		6,165			6,094			5,775	
(2) Others		10,460			6,511			10,375	
Total of intangible fixed assets		16,626	0.9		12,606	0.7		16,150	0.9
3. Investment and Other Assets									
(1) Investment securities		32,265			30,611			28,589	
(2) Deferred tax assets		4,998			8,597			7,573	
(3) Others		28,855			18,549			26,525	
Total of investment and other assets		66,119	3.6		57,759	3.3		62,687	3.4
Total Fixed Assets		124,125	6.7		106,551	6.0		117,846	6.4
Total Assets		1,860,492	100.0		1,777,110	100.0		1,855,352	100.0

	As of September 30, 2002 Amount (Millions of Yen)	%	As of September 30, 2003 Amount (Millions of Yen)	%	As of March 31, 2003 Amount (Millions of Yen)	%
(Liabilities)						
I. Current Liabilities:						
1. Accounts payable – trade	1,669		287		1,733	
2. Short-term loans payable	16,020		27,464		24,394	
3. Current maturities of long-term loans payable	238,369		209,796		246,754	
4. Current maturities of bonds	52,000		30,000		32,000	
5. Accrued corporate income tax, etc.	21,406		26,236		31,809	
6. Reserve for bonuses	4,794		4,502		4,640	
7. Provision for loss on guarantees of obligations	-		28		-	
8. Other current liabilities	27,944		15,348		24,985	
Total Current Liabilities	362,206	19.5	313,664	17.6	366,318	19.8
II. Long-Term Liabilities:						
1. Bonds	280,000		275,000		290,000	
2. Long-term loans payable	596,336		537,013		558,041	
3. Reserve for retirement allowances	14,736		19,971		17,688	
4. Reserve for retirement gratuities for officers	384		343		422	
5. Provision for loss on compensation	-		2,700		-	
6. Other long-term liabilities	5,764		3,312		4,772	
Total Long-Term Liabilities	897,221	48.2	838,340	47.2	870,924	46.9
Total Liabilities	1,259,427	67.7	1,152,005	64.8	1,237,242	66.7
(Minority Interests)						
Minority interests	-	-	-	-	-	-
(Shareholders' Equity)						
I. Capital	49,053	2.6	49,053	2.8	49,053	2.6
II. Additional Paid-in Capital	92,287	5.0	92,287	5.2	92,287	5.0
III. Retained Earnings	462,140	24.8	503,743	28.3	483,972	26.1
IV. Other Valuation Differences of Securities	1,442	0.1	1,447	0.1	(403)	(0.0)
V. Foreign Currency Translation Adjustments	(145)	(0.0)	(219)	(0.0)	(228)	(0.0)
VI. Treasury Shares	(3,712)	(0.2)	(21,207)	(1.2)	(6,571)	(0.4)
Total Shareholders' Equity	601,065	32.3	625,105	35.2	618,109	33.3
Total Liabilities, Minority Interests and Shareholders' Equity	1,860,492	100.0	1,777,110	100.0	1,855,352	100.0

(2) Consolidated Interim Statements of Income

	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)			Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)			Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
I. Operating Income:									
1. Interest on operating loans		190,004			188,720			381,125	
2. Other financing income		1,171			31			2,307	
3. Sales of products		5,233			4,817			9,868	
4. Other operating income		9,000			8,455			17,316	
Total Operating Income		205,410	100.0		202,024	100.0		410,619	100.0
II. Operating Expenses:									
1. Financing expenses		12,956			11,012			24,802	
2. Cost of sales		4,431			4,266			8,539	
3. Other operating expenses									
(1) Advertising expenses	13,250			7,930			22,198		
(2) Amount transferred to allowance for doubtful accounts	54,903			76,074			114,732		
(3) Bad loan loss	-			-			10,077		
(4) Salaries and bonuses for employees	14,494			13,836			33,364		
(5) Amount transferred to reserve for bonuses	4,743			4,582			4,598		
(6) Retirement allowances	1,729			3,351			5,668		
(7) Amount transferred to reserve for retirement gratuities for officers	44			41			89		
(8) Welfare expenses	2,069			2,468			4,074		
(9) Rental expenses	7,565			6,929			14,589		
(10) Depreciation amounts	4,186			3,745			8,714		
(11) Commissions paid	8,410			8,570			17,017		
(12) Communication expenses	3,132			2,635			6,055		
(13) Amortization of consolidated adjustments	318			408			709		
(14) Others	14,812	129,661		13,697	144,271		28,430	270,319	
Total Operating Expenses		147,048	71.6		159,550	79.0		303,661	74.0
Operating Profit		58,361	28.4		42,474	21.0		106,957	26.0
III. Non-Operating Income:									
1. Interest received and dividends received	702			1,495			786		
2. Insurance benefits and insurance dividends	-			-			269		
3. Income from contribution to anonymous associations	282			251			973		
4. Loss on investment under the equity method	-			8			-		
5. Other non-operating income	267	1,252	0.6	264	2,019	1.0	429	2,458	0.6

	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)			Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)			Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)		
	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%	Amount (Millions of Yen)		%
IV. Non-Operating Expenses:									
1. Interest expenses	185			105			329		
2. Expenses for office relocation	546			70			624		
3. Loss on investment under the equity method	453			-			36		
4. Other non-operating expenses	206	1,391	0.7	177	352	0.2	395	1,386	0.3
Ordinary Income		58,221	28.3		44,141	21.8		108,030	26.3
V. Extraordinary Income:									
1. Income from sale of shares of related companies	-			12,659			-		
2. Income from sale of investment securities	3			102			5		
3. Gain on sale of membership	2			-			36		
4. Other extraordinary income	0	5	0.0	-	12,761	6.3	0	42	0.0
VI. Extraordinary Losses:									
1. Loss on disposition and sale of fixed assets	1,121			178			1,374		
2. Loss on sale of investment securities	7			30			10		
3. Valuation loss of investment securities	-			-			511		
4. Valuation loss of membership	11			24			42		
5. Loss on lease termination	300			-			300		
6. Provision for loss on compensation	-			2,700			-		
7. Other extraordinary losses	23	1,464	0.7	197	3,131	1.5	26	2,266	0.5
Net Income before Income Tax Adjustments		56,763	27.6		53,772	26.6		105,805	25.8
Corporate Income, Inhabitant and Enterprise Taxes	21,668			26,400			53,211		
Income Tax Adjustments	2,483	24,152	11.7	627	27,028	13.4	(8,122)	45,089	11.0
Net Income		32,610	15.9		26,743	13.2		60,716	14.8

(3) Consolidated Interim Statements of Retained Earnings

	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)		Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)		Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	
	Amount (Millions of Yen)		Amount (Millions of Yen)		Amount (Millions of Yen)	
(Additional Paid-in Capital)						
I. Balance of additional paid-in capital at beginning of the interim period (year)						
Beginning balance of capital reserve		92,287		92,287		92,287
II. Balance of additional paid-in capital at end of the interim period (year)		92,287		92,287		92,287
(Retained Earnings)						
I. Balance of retained earnings at beginning of the interim period (year)						
Beginning balance of consolidated surplus		436,003		483,972		436,003
II. Increase in retained earnings						
Net income for the interim period (year)		32,610		26,743		60,716
III. Decrease in retained earnings						
1. Cash dividends	6,276		6,245		12,549	
2. Officers' bonuses	197		100		197	
3. Loss on disposition of treasury shares	-		288		-	
4. Decrease in retained earnings due to increase in consolidated subsidiaries	-	6,473	338	6,973	-	12,747
IV. Balance of retained earnings at end of the interim period (year)		462,140		503,743		483,972

(4) Consolidated Statements of Cash Flows

(Million of Yen)

	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) (Condensed)
I. Cash flows from operating activities			
1. Net income before income tax adjustments	56,763	53,772	105,805
2. Depreciation	4,186	3,745	8,714
3. Amortization of consolidated adjustments	318	408	709
4. Increase in allowance for doubtful accounts	11,393	17,722	28,444
5. Increase in reserve for bonuses	206	17	52
6. Increase in provision for loss on guarantees of obligations	-	28	-
7. Increase in reserve for retirement allowances	455	2,474	3,660
8. Increase (decrease) in reserve for retirement gratuities for officers	(688)	27	(661)
9. Increase in provision for loss on compensation	-	2,700	-
10. Interest received and dividends	(702)	(1,495)	(786)
11. Interest expenses	185	105	329
12. (Gain) loss on investment under the equity method	453	(8)	36
13. Gain on sale of shares of related companies	-	(12,659)	-
14. Gain on sale of investment securities	(3)	(102)	(5)
15. Loss from disposition and sale of tangible fixed asset	1,121	178	1,374
16. Income from contribution to anonymous associations	(282)	(251)	(973)
17. Decrease (increase) in operating loans	(58,196)	850	(71,829)
18. Decrease (increase) in trade accounts receivable	(7,465)	2,148	(4,776)
19. Increase (decrease) in trade accounts payable	(4,529)	(1,278)	(3,421)
20. Others	2,745	(8,469)	5,663
Subtotal	5,961	59,915	72,336
21. Interest and dividends received	701	1,498	785
22. Interest paid	(185)	(105)	(329)
23. Corporate income taxes paid	(42,484)	(31,962)	(63,623)
Cash flows from operating activities	(36,007)	29,346	9,168

	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) (Condensed)
II. Cash flows from investing activities			
1. Acquisition of tangible fixed assets	(1,003)	(428)	(1,899)
2. Sale of tangible fixed assets	1,209	10	1,259
3. Acquisition of investment securities	(30)	-	(30)
4. Sale of investment securities	149	420	254
5. Acquisition of shares of subsidiaries resulting in change in the consolidation scope	269	-	269
6. Sale of shares of subsidiaries resulting in change in the consolidation scope	-	25,038	-
7. Acquisition of shares of subsidiaries	-	-	(250)
8. Making of loans	(1,600)	-	(2,900)
9. Collection of loans	103	41,803	105
10. Others	1,471	2,475	2,372
Cash flows from investing activities	569	69,319	(818)
III. Cash flows from financing activities			
1. Net balance of commercial paper	(745)	(206)	(2,121)
2. Increase in short-term loans payable	25,713	44,044	69,084
3. Repayment of short-term loans payable	(29,130)	(38,719)	(64,044)
4. Increase in long-term loans payable	114,170	118,870	193,088
5. Repayment of long-term loans payable	(106,898)	(132,357)	(215,703)
6. Proceeds from issuance of bonds	29,799	14,896	39,718
7. Redemption of bonds	(10,000)	(32,000)	(30,000)
8. Sale of treasury shares	-	489	-
9. Acquisition of treasury shares	-	(15,414)	(2,862)
10. Cash dividends paid	(6,276)	(6,245)	(12,549)
11. Others	(301)	-	(1,500)
Cash flows from financing activities	16,330	(46,640)	(26,890)
IV. Translation gain (loss) related to cash and cash equivalents	(124)	3	(88)
V. Net increase (decrease) in cash and cash equivalents	(19,231)	52,030	(18,628)
VI. Cash and cash equivalents at beginning of the period	124,389	105,760	124,389
VII. Increase in cash and cash equivalents due to newly consolidated subsidiaries	-	487	-
VIII. Cash and cash equivalents at end of the period	105,157	158,278	105,760

October 23, 2003

BRIEF STATEMENT OF NON-CONSOLIDATED ACCOUNTS FOR THE INTERIM FINANCIAL PERIOD OF THE YEAR ENDING MARCH 31, 2004

Name of listed company:	Promise Co., Ltd.
Code number: (URL http://cyber.promise.co.jp/)	8574
Listing exchange:	Tokyo Stock Exchange
Location of head office:	Tokyo
Representative:	Hiroki Jinnai President and Representative Director
Inquiries to be directed to:	Yoshiyuki Tateishi Executive Officer and General Manager of Public Relations Department Tel. (03) 3287-1515
Date of meeting of the Board of Directors concerning the settlement of interim accounts:	October 23, 2003
Payment of interim dividends:	Yes
Date of interim dividends payment:	December 1, 2003
Adoption of the system of units of shares:	Yes (One unit of shares: 50 shares)

1. Business results for the interim financial period of the year ending March 31, 2004 (April 1, 2003 through September 30, 2003):

(1) Non-consolidated operating results

[In this statement, all figures are stated by disregarding any fraction of one million yen and in respect of those per share, any fraction of one-hundredth of one yen.]

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Year ended March 31, 2003
Net sales:	¥162,673 million ((-) 0.4%)	¥163,324 million (4.4%)	¥326,556 million
Operating income:	¥40,542 million ((-) 30.6%)	¥58,456 million ((-) 1.2%)	¥105,419 million
Ordinary income:	¥41,964 million ((-) 29.1%)	¥59,207 million ((-) 1.1%)	¥107,042 million
Net income:	¥36,207 million (5.4%)	¥34,358 million ((-) 1.5%)	¥61,411 million
Net income per share:	¥297.66	¥273.52	¥488.87

(Notes)

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Year ended March 31, 2003
1) Average number of shares issued and outstanding during the period:	121,639,038 shares	125,613,851 shares	125,454,508 shares

2) Changes in accounting methods: Not applicable

3) The percentages in the items of net sales, operating income, ordinary income and net income indicate the rates of increase or decrease from the previous interim financial period.

(2) State of Dividends

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Year ended March 31, 2003
Interim Dividend Per Share	¥50.00	¥50.00	-
Annual Dividend Per Share	-	-	¥100.00

(3) Non-consolidated financial condition

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Year ended March 31, 2003
Total assets:	¥1,699,132 million	¥1,707,376 million	¥1,700,480 million
Shareholders' Equity	¥613,575 million	¥581,190 million	¥597,263 million
Shareholders' Equity Ratio	36.1%	34.0%	35.1%
Shareholders' Equity Per Share	¥5,074.55	¥4,626.82	¥4,780.81

(Notes)

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Year ended March 31, 2003
(1) Number of shares issued and outstanding at the end of the period:	120,912,176 shares	125,613,439 shares	124,912,477 shares
(2) Number of treasury shares at the end of the period:	5,054,489 shares	353,226 shares	1,054,188 shares

2. Forecast for the year ending March 31, 2004 (April 1, 2003 through March 31, 2004):

	Whole year
Net sales:	¥323,505 million
Ordinary income:	¥80,000 million
Net income:	¥57,000 million
Year-end dividend per share	¥50.00
Annual dividend per share	¥100.0

(For reference)

Forecast of net income per share for the year ending March 31, 2004 (whole year): ¥469.34

(Notes)

1. The forecast of net income per share for the year ending March 31, 2004 (whole year) is calculated based on the forecast of the average number of shares issued and outstanding for the year ending March 31, 2004 (whole year) of 121,275,607 shares.

2. The above forecast is made based on the information available to management at the time of publication hereof. Actual results may differ from these projections for a variety of reasons in the future.

\- - - - -

Non-Consolidated Interim Financial Statements, etc.

(1) Non-Consolidated Interim Balance Sheet

	As of September 30, 2002		As of September 30, 2003		As of March 31, 2002 (Condensed)	
	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%
(Assets)						
I. Current Assets:						
1. Cash on hand and in banks	53,961		53,356		50,876	
2. Operating loans	1,367,400		1,375,578		1,375,693	
3. Short-term loans receivable	180,380		194,465		176,066	
4. Other current assets	42,805		50,058		51,788	
Allowance for doubtful accounts	(75,000)		(100,300)		(87,000)	
Total Current Assets	1,569,548	91.9	1,573,159	92.6	1,567,423	92.2
II. Fixed Assets:						
1. Tangible fixed assets	28,341	1.7	24,862	1.5	26,433	1.6
2. Intangible fixed assets	7,986	0.5	6,198	0.3	7,177	0.4
3. Investment and other assets	101,500	5.9	94,912	5.6	99,445	5.8
Total Fixed Assets	137,828	8.1	125,972	7.4	133,056	7.8
Total Assets	1,707,376	100.0	1,699,132	100.0	1,700,480	100.0

	As of September 30, 2002		As of September 30, 2003		As of March 31, 2002	
	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%
(Liabilities)						
I. Current Liabilities:						
1. Short-term loans payable	1,000		-		1,000	
2. Current maturities of long-term loans payable	212,171		194,229		214,435	
3. Current maturities of bonds	50,000		30,000		30,000	
4. Accrued corporate income taxes, etc.	20,011		25,398		29,730	
5. Reserve for bonuses	3,859		3,866		3,809	
6. Provision for loss on guarantees obligations	-		28		-	
7. Other current liabilities	11,027		12,896		10,934	
Total current liabilities	298,069	17.5	266,418	15.7	289,908	17.1
II. Long-Term Liabilities:						
1. Bonds	280,000		275,000		290,000	
2. Long-term loans payable	531,170		520,414		504,477	
3. Reserve for retirement allowances	14,192		19,368		16,955	
4. Reserve for retirement gratuities for officers	219		265		242	
5. Provision for loss on compensation	-		2,700		-	
6. Other long-term liabilities	2,534		1,391		1,633	
Total Long-Term Liabilities	828,116	48.5	819,139	48.2	813,307	47.8
Total Liabilities	1,126,186	66.0	1,085,557	63.9	1,103,216	64.9
(Shareholders' Equity)						
I. Capital	49,053	2.9	49,053	2.9	49,053	2.9
II. Additional Paid-in Capital						
1. Capital reserve	80,955		80,955		80,955	
2. Other additional paid-in capital	-		0		-	
Total of Additional Paid-in Capital	80,955	4.7	80,955	4.7	80,955	4.7
III. Retained Earnings	-					
1. Earned surplus reserve	12,263		12,263		12,263	
2. Voluntary reserve	399,000		448,700		399,000	
3. Unappropriated retained earnings for the period	41,408		42,362		62,181	
Total of Retained Earnings	452,671	26.5	503,325	29.6	473,444	27.8

	As of September 30, 2002		As of September 30, 2003		As of March 31, 2002	
	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%
IV. Other Valuation Differences of Securities	1,444	0.1	1,447	0.1	(396)	(0.0)
V. Treasury shares	(2,934)	(0.2)	(21,207)	(1.2)	(5,793)	(0.3)
Total Shareholders' Equity	581,190	34.0	613,575	36.1	597,263	35.1
Total Liabilities and Shareholders' Equity	1,707,376	100.0	1,699,132	100.0	1,700,480	100.0

(2) Non-Consolidated Interim Statements of Income

	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)		Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)		Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) (Condensed)	
	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%	Amount (Millions of Yen)	%
I. Operating Income:						
1. Interest on operating loans	158,865		158,826		318,067	
2. Other operating income	4,459		3,846		8,488	
Total Operating Income	163,324	100.0	162,673	100.0	326,556	100.0
II. Operating Expenses:						
1. Financing expenses	11,302		10,091		21,816	
2. Other operating expenses	93,565		112,039		199,320	
Total Operating Expenses	104,867	64.2	122,131	75.1	221,137	67.7
Operating Profit	58,456	35.8	40,542	24.9	105,419	32.3
III. Non-Operating Income	957	0.6	1,600	1.0	2,047	0.6
IV. Non-Operating Expenses	207	0.1	178	0.1	424	0.1
Ordinary Income	59,207	36.3	41,964	25.8	107,042	32.8
V. Extraordinary Income	1	0.0	23,628	14.5	37	0.0
VI. Extraordinary Losses	380	0.2	3,058	1.9	1,074	0.3
Net Income before Income Taxes	58,828	36.1	62,534	38.4	106,005	32.5
Corporate Income, Inhabitant and Enterprise Taxes	20,000	12.3	25,524	15.7	49,700	15.2
Income Tax Adjustments	4,469	2.7	803	0.5	(5,106)	(1.5)
Total	24,469	15.0	26,327	16.2	44,593	13.7
Net Income	34,358	21.1	36,207	22.2	61,411	18.8
Income Carried Over from Prior Period	7,049		6,154		7,049	
Interim Dividends	-		-		6,280	
Unappropriated Retained Earnings at the End of the Period	41,408		42,362		62,181	

FILE NO. 82-4837

04 JAN 13 7:21

(Translation)

NEWS RELEASE **PROMISE**

July 18, 2003

Dear Sirs:

Promise Co., Ltd.
2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hiroki Jinnai
President and Representative Director

Listing: The first section of the Tokyo Stock Exchange (Code No. 8574)

Notice on Basic Agreement on Transfer of Shares of Subsidiary

Notice is hereby given that Promise Co., Ltd. (the "Company") has reached a basic agreement on the transfer of all shares of GC Co., Ltd. ("GC"), a wholly owned credit sales subsidiary of the Company, to GE Capital Consumer Finance Co., Ltd. ("GECCF"), as described below.

The Company and GECCF will continue to negotiate the particulars of the transfer based on the basic agreement to enter into a share transfer agreement by the end of July.

Description

1. Reason for the transfer of shares

The Company, under its corporate vision of developing the consumer finance market far and wide by specializing in consumer finance business and strengthening its products and systems, has promoted mergers and acquisitions of medium-sized consumer finance companies and the establishment of a joint venture for consumer finance business with UFJ Bank Limited to expand its customer base and increase profitability. As part of the corporate vision, the Company intends to transfer the shares of GC to further concentrate its management resources on its specialized consumer finance business.

GECCF has devised a strategy to expand its credit card business in Japan by the acquisition of the shares of GC and aims for a further growth. Thus, with their respective purposes met, the Company and GECCF have reached the basic agreement.

※ GECCF, as a retail finance service division of General Electric Group of the United States, has developed credit sales and credit card business throughout Japan since 1994.

2. Outline of the subsidiary (GC Co., Ltd.) to be transferred (as of March 31, 2003)

1) Trade name	GC Co., Ltd.
2) Representative	Yoichi Kawashima
3) Location of head office	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo
4) Establishment	September 8, 1979
5) Contents of business	Credit sales business
6) Date of settlement of accounts	March 31 of each year
7) Number of employees	247
8) Main business offices	Chiyoda-ku, Tokyo and seven other locations in Japan
9) Capital	¥5,615 million
10) Total number of issued shares	5,639,000 shares
11) Shareholder	Promise Co., Ltd.: 100%
12) Operating revenues	¥24,532 million
13) Total assets	¥122,191 million

3. Transferee of the shares

1) Trade name	GE Capital Consumer Finance Co., Ltd.
2) Representative	Taketo Yamakawa
3) Location of head office	6-21, Mita 1-chome, Meguro-ku, Tokyo
4) Contents of business	Credit sales and credit card business
5) Relationship with the Company	None

4. The number of shares to be transferred by the Company and its shareholding ratio before and after the transfer thereof

1) Shareholding ratio before the transfer — 100%

2) The number of shares to be transferred — 5,639,000 shares

3) Shareholding ratio after the transfer — 0%

5. Schedule

1) Date for execution of share transfer agreement — July 31, 2003 (expected)

2) Date for transfer of shares — August 6, 2003 (expected)

6. Forecast of business results after the share transfer

The Company is currently reviewing the forecast of business results and the adjustment thereto will be publicized later.

※ For reference (Forecast of business results for the year ending March 31, 2004: As of April 24, 2003):

(Million yen)

	Promise Co., Ltd.		GC Co., Ltd.
	Consolidated	Non-consolidated	
Net sales:	410,549	326,749	24,444
Ordinary income:	95,924	90,000	1,156
Net income:	53,300	50,000	627

- END -

Inquiries to be directed to:

Promise Co., Ltd. Public Relations Department,
Katsumi Yoshida Tel: 03-3213-2545

GE Capital Finance Co., Ltd. Public Relations Department,
Ishida Tel: 03-5724-6208

FILE NO. 82-4837

(Translation)

NEWS RELEASE **PROMISE**

October 14, 2003

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Inquiries shall be directed to: Yoshiyuki Tateishi
Executive Officer and
General Manager,
Public Relations Department
Tel: (03) 3213-2545

The first section of the Tokyo Stock Exchange
(Code No. 8574)

Notice on Adjustments to the Forecasts of Interim Financial Statements for the Year Ending March 31, 2004

Notice is hereby given that the forecasts of consolidated and non-consolidated interim financial statements of Promise Co., Ltd. (the "Company") for the year ending March 31, 2004 (from April 1, 2003 to September 30, 2003), as given at the time of publication of the financial statements on April 24, 2003, are adjusted as described in the following tables:

Description

1. [Non-consolidated]

Adjustment to the forecast of interim business results for the year ending March 31, 2004 (from April 1, 2003 to September 30, 2003):

(million yen)

	Operating income	Ordinary income	Net income
Previous forecast (A)	163,253	48,700	26,900
Adjusted forecast (B)	162,673	41,964	36,199
Amount of increase or decrease (B-A)	(-) 580	(-) 6,736	9,299
Rate of increase or decrease	(-) 0.3%	(-) 13.8%	34.5%

	Operating income	Ordinary income	Net income
Previous results (for the interim period of the year ended March 31, 2003)	163,324	59,207	34,358
Rate of increase or decrease of the previous forecast to the previous results	(-) 0.0%	(-) 17.7%	(-) 21.7%
Rate of increase or decrease of the adjusted forecast to the previous results	(-) 0.3%	(-) 29.1%	5.3%

2. [Consolidated]

Adjustment to the forecast of interim business results for the year ending March 31, 2004 (from April 1, 2003 to September 30, 2003):

(million yen)

	Operating income	Ordinary income	Net income
Previous forecast (A)	205,153	52,226	28,622
Adjusted forecast (B)	202,054	44,224	26,615
Amount of increase or decrease (B-A)	(-) 3,099	(-) 8,002	(-) 2,007
Rate of increase or decrease	(-) 1.5%	(-) 15.3%	(-) 7.0%
Previous results (for the interim period of the year ended March 31, 2003)	205,410	58,221	32,610
Rate of increase or decrease of the previous forecast to the previous results	(-) 0.1%	(-) 10.2%	(-) 12.2%
Rate of increase or decrease of the adjusted forecast to the previous results	(-) 1.6%	(-) 24.0%	(-) 18.3%

3. Reasons for the adjustment (Non-consolidated)

1) During the interim period under review, the Company sold its all shareholdings of GC Co., Ltd., a subsidiary of the Company, to GE Capital Consumer Finance Co., Ltd. and earned an income from such sale.

2) Due to the stagnant business conditions, operating loans outstanding grew less than projected and consequently an income of interest on operating loans was slightly less than projected. Additionally, the Company incurred more bad debt expense than

projected and consequently increased an allowance for doubtful accounts more than projected.

Due to these reasons, the Company has adjusted the forecast of operating income and ordinary income downward, and that of net income upward.

4. Reasons for the adjustment (Consolidated)

As a result of the adjustment to the forecast of the interim business results on a non-consolidated basis, the Company has adjusted the forecast of the interim business results on a consolidated basis. While the forecast of net income on a non-consolidated basis has been adjusted upward by ¥9,200 million from the project at the beginning of the current year, the forecast of net income on a consolidated basis has been adjusted downward by ¥2,000 million from the project due to consolidation adjustments, including a setoff and elimination between an income from the sale of all shareholdings of GC Co., Ltd. on a non-consolidated basis and the surplus fund retained from the acquisition of the company for the purpose of accounting for consolidation.

5. Forecasts of financial statements for the year ending March 31, 2004

The Company is currently reviewing its forecasts for business results for the second half of the year, which will be publicized at the time of publication of the interim financial statements, together with the details thereof, due October 23 (Thursday), 2003.

- END -

FILE No. 82-4837

(June 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Promise Co., Ltd.

(504030)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: June 1, 2003 to June 25, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: July 7, 2003

Name of the Company:	Promise Kabushiki Kaisha
Name of the Company in English:	Promise Co., Ltd.
Name and Position of the Representative:	Hiroki Jinnai President and Representative Director
Location of the Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo Telephone: Tokyo 03 (3287) 1515 (Big key)
Person to Contact:	Isao Takeuchi Director and Managing Executive Officer.
Place to Contact:	Same as above
Person to Contact:	Masayuki Fujiwara Executive Officer and General Manager of Finance Dept.

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of June 25, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 25, 2002)		12,000,000	80,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)	June 2	122,9900	575,002,000	
	Total	122,900	575,002,000	
Accumulated number of its own shares acquired as at the end of the reporting month		4,700,000	18,267,767,000	
Development of acquisition of its own shares		39.17%	22.83%	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.5%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of June 25, 2003

Classification	Number of shares	Notes
Total number of shares issued	125,966,665 shares	
Number of its own shares possessed	5,051,000 shares	
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

- END -

FILE No. 82-4837

(June 2003 II)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Promise Co., Ltd.

(504030)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: June 25, 2003 to June 30, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: July 7, 2003

Name of the Company:	Promise Kabushiki Kaisha
Name of the Company in English:	Promise Co., Ltd.
Name and Position of the Representative:	Hiroki Jinnai President and Representative Director
Location of the Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo Telephone: Tokyo 03 (3287) 1515 (Big key)
Person to Contact:	Isao Takeuchi Director and Managing Executive Officer.
Place to Contact:	Same as above
Person to Contact:	Masayuki Fujiwara Executive Officer and General Manager of Finance Dept.

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of June 30, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 25, 2003)		12,000,000	70,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)				
	Total	0	0	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		0.00%	0.00%	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.5%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of June 30, 2003

Classification	Number of shares	Notes
Total number of shares issued	125,966,665 shares	
Number of its own shares possessed	5,051,000 shares	
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

- END -

FILE No. 82-4837

(July 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Promise Co., Ltd.

(504030)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: July 1, 2003 to July 31, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: August 6, 2003

Name of the Company:	Promise Kabushiki Kaisha
Name of the Company in English:	Promise Co., Ltd.
Name and Position of the Representative:	Hiroki Jinnai President and Representative Director
Location of the Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo Telephone: Tokyo 03 (3287) 1515 (Big key)
Person to Contact:	Isao Takeuchi Director and Managing Executive Officer.
Place to Contact:	Same as above
Person to Contact:	Masayuki Fujiwara Executive Officer and General Manager of Finance Dept.

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of July 31, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 25, 2003)		12,000,000	70,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)				
	Total	0	0	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		0.00%	0.00%	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.5%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of July 31, 2003

Classification	Number of shares	Notes
Total number of shares issued	125,966,665 shares	
Number of its own shares possessed	5,051,000 shares	
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

- END -

FILE No. 82-4837

(August 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Promise Co., Ltd.

(504030)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: August 1, 2003 to August 31, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: September 4, 2003

Name of the Company:	Promise Kabushiki Kaisha
Name of the Company in English:	Promise Co., Ltd.
Name and Position of the Representative:	Hiroki Jinnai President and Representative Director
Location of the Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo Telephone: Tokyo 03 (3287) 1515 (Big key)
Person to Contact:	Isao Takeuchi Director and Managing Executive Officer.
Place to Contact:	Same as above
Person to Contact:	Masayuki Fujiwara Executive Officer and General Manager of Finance Dept.

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of August 31, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 25, 2003)		12,000,000	70,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)				
	Total	0	0	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		0.00%	0.00%	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.5%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of August 31, 2003

Classification	Number of shares	Notes
Total number of shares issued	125,966,665 shares	
Number of its own shares possessed	5,051,000 shares	
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

- END -

FILE No. 82-4837

(September 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Promise Co., Ltd.

(504030)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: September 1, 2003 to September 30, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: October 3, 2003

Name of the Company:	Promise Kabushiki Kaisha
Name of the Company in English:	Promise Co., Ltd.
Name and Position of the Representative:	Hiroki Jinnai President and Representative Director
Location of the Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo Telephone: Tokyo 03 (3287) 1515 (Big key)
Person to Contact:	Isao Takeuchi Director and Managing Executive Officer.
Place to Contact:	Same as above
Person to Contact:	Masayuki Fujiwara Executive Officer and General Manager of Finance Dept.

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of September 30, 2003

<table>
<tr><th>Classification</th><th colspan="2">Number of shares</th><th>Total prices</th><th>Notes</th></tr>
<tr><td rowspan="2">Resolution at the Ordinary General Meeting of Shareholders
(adopted on June 25, 2003)</td><td colspan="2">(Shares)</td><td>(¥)</td><td rowspan="6"></td></tr>
<tr><td colspan="2">12,000,000</td><td>70,000,000,000</td></tr>
<tr><td rowspan="2">Its own shares acquired during the reporting month (Date of acquisition)</td><td></td><td></td><td></td></tr>
<tr><td>Total</td><td>0</td><td>0</td></tr>
<tr><td>Accumulated number of its own shares acquired as at the end of the reporting month</td><td colspan="2">-</td><td>-</td></tr>
<tr><td>Development of acquisition of its own shares</td><td colspan="2">0.00%</td><td>0.00%</td></tr>
</table>

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.5%

(2) Purchase of its own shares from subsidiaries:

None

(3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

None

2. State of disposition:

None

3. Possession of its own shares:

As of September 30, 2003

Classification	Number of shares	Notes
Total number of shares issued	125,966,665 shares	
Number of its own shares possessed	5,051,000 shares	
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

- END -

FILE No. 82-4837

(October 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Promise Co., Ltd.

(504030)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: October 1, 2003 to October 31, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: November 5, 2003

Name of the Company:	Promise Kabushiki Kaisha
Name of the Company in English:	Promise Co., Ltd.
Name and Position of the Representative:	Hiroki Jinnai President and Representative Director
Location of the Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo Telephone: Tokyo 03 (3287) 1515 (Big key)
Person to Contact:	Isao Takeuchi Director and Managing Executive Officer.
Place to Contact:	Same as above
Person to Contact:	Masayuki Fujiwara Executive Officer and General Manager of Finance Dept.

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

 (1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of October 31, 2003

Classification	Number of shares		Total prices	Notes
	(Shares)		(¥)	
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 25, 2003)		12,000,000	70,000,000,000	
Its own shares acquired during the reporting month (Date of acquisition)				
	Total	0	0	
Accumulated number of its own shares acquired as at the end of the reporting month		-	-	
Development of acquisition of its own shares		0.00%	0.00%	

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.5%

 (2) Purchase of its own shares from subsidiaries:

 None

 (3) Purchase of its own shares for the purpose of cancellation thereof by appropriation of revaluation excess:

 None

2. State of disposition:

 None

3. Possession of its own shares:

As of October 31, 2003

Classification	Number of shares	Notes
Total number of shares issued	125,966,665 shares	
Number of its own shares possessed	5,051,000 shares	
Number of its own shares possessed for the purpose of cancellation thereof by appropriation of revaluation excess	-	

- END -

FILE No. 82-4837

(November 2003)

(Translation)

REPORT
ON
ACQUISITION BY THE COMPANY
OF ITS OWN SHARES

Promise Co., Ltd.

(504030)

REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)

Reporting period: November 1, 2003 to November 30, 2003

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: December 4, 2003

Name of the Company:	Promise Kabushiki Kaisha
Name of the Company in English:	Promise Co., Ltd.
Name and Position of the Representative:	Hiroki Jinnai President and Representative Director
Location of the Head Office:	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo Telephone: Tokyo 03 (3287) 1515 (Key)
Person to Contact:	Isao Takeuchi Director and Managing Executive Officer
Place to Contact:	Same as above
Person to Contact:	Masayuki Fujiwara Executive Officer and General Manager of Finance Dept.

Place at which copies of this Report are made available for public inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Acquisition by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of November 30, 2003

Classification	Number of shares		Total prices
	(Shares)		(¥)
Resolution at the Ordinary General Meeting of Shareholders (adopted on June 25, 2003)		12,000,000	70,000,000,000
Its own shares acquired during the reporting month (Date of acquisition)			
	Total	0	0
Accumulated number of its own shares acquired as at the end of the reporting month		-	-
Development of acquisition of its own shares		0.00%	0.00%

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210, paragraph 1 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.5%

(2) Purchase by the Company of its own shares from subsidiaries:

None

(3) Purchase by the Company of its own shares pursuant to the resolution of the Board of Directors as provided for in the Articles of Incorporation:

None

2. Treatment by the Company of its own shares acquired by the Company:

As of November 30, 2003

Classification	Number of shares disposed, cancelled or transferred		Total disposition prices
	Date	(Shares)	(¥)
Its own shares disposed by applying the procedures for the issuance of new shares		-	-
Total	-	0	0
Its own shares cancelled			
Total	-	0	0
Its own shares transferred in relation to a merger, consolidation, share exchange or corporate separation			
Total	-	0	0
Grand total		0	0

3. Possession by the Company of its own shares acquired by the Company:

As of November 30, 2003

Classification	Number of shares
Total number of shares issued	125,966,665 shares
Number of its own shares possessed	5,051,000 shares

- END -